FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2003

ALLIANCE ATLANTIS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

121 Bloor Street E., Suite 1500

Toronto, Ontario M4W 3M5

(Address of Principal Executive Offices)

                [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.]

Form 20-F  ☐                   Form 40-F  ☒

                [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                                No  ☒

ALLIANCE ATLANTIS COMMUNICATIONS INC.

EXHIBITS TO FORM 6-K

Report to Shareholders	Exhibit A
Q3 Interim Financial Statements	Exhibit B
Q3 Interim MD &A	Exhibit C
Signature	Exhibit D